UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 3,821,588 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”), plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Series D-1 preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of Class A, Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “Warrants”) held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the warrants to purchase shares of Common Stock with an initial exercise date of May 20, 2015 (the “2015 Warrants”) held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC (collectively, the “Johnson Entities”) with respect to the Common Stock of the Issuer. As disclosed in Amendment No. 10 to the Statement of Beneficial Ownership on Schedule 13D with respect to the Issuer filed by the Johnson Entities with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (the “Johnson Schedule 13D”), the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2017 (the “Form 10-Q”), plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to that certain Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016, as amended by the First Amendment dated as of January 30, 2017 and the Second Amendment dated as of June 16, 2017 (the “Credit Agreement”), (ii) the 75,000 shares of Common Stock issued to Miguel Penella, the Chief Executive Officer of the Issuer, on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to a Stock Purchase Agreement dated January 2, 2018 (the “Employee Stock Purchase Agreement”)), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 3,821,588 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Mr. Penella on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 3,821,588 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Mr. Penella on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 3,821,588 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Mr. Penella on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 3,821,588 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Mr. Penella on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,796,226 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,796,226 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,796,226 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 3,821,588 shares of Common Stock held directly by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held directly by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held directly by DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held directly by DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Mr. Penella on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

Item 1.	Security and Issuer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, Amendment No. 2 thereto, filed on June 30, 2017, Amendment No. 3 thereto, filed on October 3, 2017, Amendment No. 4 thereto, filed on January 3, 2018 and Amendment No. 5 thereto, filed on January 5, 2018 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On February 26, 2018, AMC Networks Inc. (“AMC”) delivered a letter (the “Proposal Letter”) to the Issuer pursuant to which it proposed to acquire the outstanding shares of Common Stock not currently owned by the Reporting Persons or the Johnson Entities for a purchase price of $4.25 per share in cash. Through this offer, the Reporting Persons intend for the Issuer to become a privately owned subsidiary of AMC, with a minority stake held by Mr. Johnson. As stated in the Proposal Letter, AMC is only interested in acquiring the shares of the Issuer (and outstanding rights to acquire shares of the Issuer) not owned by the Reporting Persons or the Johnson Entities and has no interest in disposing of its stake in the Issuer or participating in any other process.

The proposal made by AMC relates to, or would result in, some or all of the matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons believe that due to the competitive demands of the Issuer’s industry, including the increasing competition for content and investment needed to scale, private ownership of the Issuer’s business is desirable and will assist the Issuer in attaining its business objectives. The Reporting Persons have reached an agreement in principle with Robert L. Johnson with respect to liquidity, governance and his role at the company following the closing of the potential transaction, if it occurs.

The Reporting Persons expect the Board of Directors of the Issuer to form a special committee of independent directors to consider the proposal with the assistance of an outside financial advisor and legal counsel and expect to negotiate the proposal with such representatives of the Issuer. Mr. Johnson and the directors of the Issuer nominated by the Reporting Persons will not participate in the Issuer’s evaluation of the proposal. The Reporting Persons will require certain due diligence items from the Issuer’s management in order to complete any transaction.

A copy of the Proposal Letter is attached as Exhibit 1 hereto and a copy of the press release issued by AMC on February 26, 2018 to disclose the Proposal Letter is attached as Exhibit 2 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)	As of February 26, 2018, each of the Reporting Persons beneficially owns (i) 3,821,588 shares of Common Stock of the Issuer held by DEH, (ii) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (iii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH and (iv) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 70.6% of the number of shares of Common Stock outstanding based on 14,071,423 shares of Common Stock of the Issuer outstanding as of November 2, 2017 as disclosed in the Form 10-Q, plus (i) the 418,255 shares of Common Stock issued to DEH on January 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 75,000 shares of Common Stock issued to Miguel Penella, the Chief Executive Officer of the Issuer, on December 31, 2017 upon the vesting of restricted stock units (of which 22,000 shares were purchased by DEH pursuant to the Employee Stock Purchase Agreement), (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (iv) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants, and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of February 26, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)	Except for the transactions described in Item 3 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto. The information set forth in Items 4 and 5 of this Amendment is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

1	Proposal Letter, dated February 26, 2018, from AMC Networks Inc. to RLJ Entertainment, Inc.*

2	Press Release issued by AMC Networks Inc. on February 26, 2018*

3	Joint Filing Agreement, by and among the Reporting Persons, dated February 26, 2018*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

AMC NETWORKS INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary